April 14, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kari Jin, Division of Corporation Finance
Re:	Aruba Networks, Inc. Form 10-K for the Fiscal Year Ended July 31, 2008 Filed October 7, 2008 Form 10-Q for the Quarter Ended January 31, 2009 Filed March 12, 2009 File no. 1-33347
Ladies and Gentlemen:
     Aruba Networks, Inc. (the “Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 6, 2009, relating to the above-referenced filings.
     In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.
Form 10-Q for the Quarter Ended January 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
1.	We note your response to our prior comment 13 where you indicate that the Company cannot reliably determine the quantitative impact that the current economic environment has had on your business, although the Company believes that there are a number of qualitative factors that have negatively impacted your revenue growth during fiscal 2009. While we note that your overview discussion and your risk factor disclosures include a general discussion of these factors, please tell us what consideration you have given to discussing what specific impact these factors have had on your business. In this regard, you indicate in your response letter that “[a]s global economic conditions have deteriorated during fiscal 2009, the Company has experienced an increase in customer deferrals or cancellations with respect to the Company’s sales pipeline.” You further indicate that these conditions have led to longer sales cycles. Please revise your disclosures in future filings to include a discussion of the specific impact the current economic conditions have had on your business from a qualitative perspective and when available, in quantitative terms as well.
     The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that in future filings the Company will include a discussion of the specific impact the current economic conditions have had on its business from a qualitative perspective and, when available, in quantitative terms.

Securities and Exchange Commission
April 14, 2009

Other
2.	We note your disclosures in the Company’s response letter where you indicate the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States. Please be advised that a letter signed by counsel would not satisfy the requirement of this comment. As a result, please provide these acknowledgments, in writing, that includes a signature of a representative of the Company.
     As the Staff has requested, we have included the acknowledgments immediately below and have caused an authorized signatory for the Company to sign this letter.
* * * * *
     The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct your questions or comments regarding the Company’s responses to the undersigned at (408) 329-5134. Thank you for your assistance.
Sincerely,
ARUBA NETWORKS, INC.

/s/ Alexa King
Alexa King, Esq.
Vice President, Corporate Secretary and General
Counsel
cc:	Dominic P. Orr, President and Chief Executive Officer Aruba Networks, Inc.